UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
001-36843
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	09074B107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIOHITECH GLOBAL, INC.

Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101

Address of Principal Executive Office ( Street and Number )

Chestnut Ridge, New York 10972

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, within the prescribed time period due to its difficulty in obtaining required documentation required for the Form 10-Q, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The consolidated results of operations for the three and nine months ended September 30, 2019 include the results of Entsorga West Virginia, LLC, (“EWV”) which the Company acquired a controlling interest in during the fourth quarter of 2018. The following provides the revenue and net loss attributable for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue	$1,426,775	$1,088,082	$3,212,689	$2,642,946
Net loss attributable to Parent	(1,306,473)	(1,997,127)	(5,324,580)	(12,713,891)

Revenue for the quarter increased by $338,693 due primarily to an increase of revenue from EWV of $609,905 realized during its commissioning and ramp up, offset by a decrease in revenue from equipment sales of $219,681. Net loss attributable to parent decreased by $690,654 due to losses of $805,624 resulting from EWV offset by a decrease of $1,496,278 in losses from the Company’s other units.

BIOHITECH GLOBAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2019	By:	/s/Brian C. Essman
Brian C. Essman, Chief Financial Officer